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EXHIBIT 99.4

MIV Therapeutics' Coatings Presented at World Biomaterials Congress

June 22th, 2004 MIV Therapeutics Inc. (MIVT:OTCBB), is proud to announce that it's proprietary, biocompatible Hydroxyapatite (HAp) ultra-thin coating technology for passive and drug-eluting applications on cardiovascular stents and other implantable medical devices was presented by MIVT at the 7th World Biomaterials Congress in Sydney, Australia, May 17-21, 2004. World Biomaterials Congress events are conducted every 4 years, and attract top scientists, industry and medical professionals from around the World.

The MIVT was represented by Vice President of Coatings Dr. Tom Troczynski, Ph.D., Professor of Ceramics at The University of British Columbia and by MIV's V.P Operations, Arc Rajtar, MEng. Mr. Rajtar delivered an oral presentation titled "Nanoporous Calcium Phosphate Thin Coatings for Stents" that focused on cardiovascular applications of MIVT proprietary coating technologies. Dr. Troczynski presented a scientific poster "Mesoporous Bioglass Films by Sol-Gel" and delivered a presentation on "In-Situ Formation of Nano-dispersed Hydroxyapatite in Poly (propylene Fumarate) Matrix".

Alan Lindsay, CEO of MIVT stated, "We were very impressed by the high level of interest in our proprietary Hydroxyapatite coating technology from the professional community at this year's World Biomaterials Congress. This was the first time our biocompatible coating has been presented to a multinational audience at such a prestigious World-class event. The unique properties of our proprietary coating, when applied to the demanding environment of cardiovascular stents, place our research at the leading edge of new generation coating technologies. Our strategy is to continue to further expand evidence of our technology's validity and continue to progress methodically towards successful clinical application in our target markets."

Dr. Troczynski commented, "Our research and development now enters another critical stage which is expected to result in a truly biocompatible coating with flexible drug eluting properties potentially useful for numerous applications in the world of medical devices and implants. We continue to remain extremely optimistic about these possibilities which we believe will offer considerable opportunity to the medical field and to our investors, in general."

Mr. Rajtar added," The advantageous properties of our coating and its compliance with to a comprehensive range of biocompatibility studies highlight the strength of our coating material and the technologies used in its application. The presentations were delivered to an international symposium of scientists and industry professionals specializing in the medical device and the health care profession. The enthusiastic responses received following the presentations were extremely encouraging and rewarding."

About MIV Therapeutics

MIV Therapeutics is developing a "next generation" line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIV's ultra-thin coating has been designed to inhibit inflammatory response and restenosis. A Collaborative Research Agreement (CRA) between MIVI and the University of British Columbia received a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) in 2002 for the development of HAp as a drug eluting coating, and achieved the milestones for Phase I of the program by demonstrating the coating has excellent properties suitable for drug encapsulation and drug eluting purposes. MIVT's manufacturing facility meets the guidelines applicable to CE Mark, FDA and GMP requirements. Please visit www.mivtherapeutics.com for more information.

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MIVT has developed a proprietary HAp stent coating in collaboration with UBC and has protected these collaborative technologies by supporting three patent applications applied by UBC. MIVT has the exclusive worldwide license from UBC to use and sublicense the HAp coating technologies for the development, manufacture and sale of coated stents and other implantable medical devices. Hydroxyapatite is a well-known, biocompatible, porous material that makes up bone mineral and the matrix of teeth. It is widely used as a bone substitute material and for coating implantable fixation devices in orthopedic, dental and other applications. MIVT's ultra-thin coating formulation is designed primarily to protect surrounding tissue from the chemical interaction of metal stents. Following the successful completion of the first stage of its research and development program, focusing on porous coatings for drug-elution purposes with financial support from the Natural Sciences and Engineering Research Council of Canada) the Company has progressed to the next development stage, which is expected to finalize the drug-eluting research and development program.

Investor Inquiries:
Dan Savino
Investor Relations, MIV Therapeutics Inc.
Ph: 1 800 221-5108 ex.16
Fax: 604 301-9546
Email: dsavino@mivi.ca


Product inquiries and business opportunities:
Arc Rajtar
arajtar@mivi.ca
(604) 301-9545 ext 22

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough", "significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited". These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements. Copyright (C) 2004 MIV Therapeutics Inc. All rights reserved.